

July 22, 2015

Via E-mail
Mr. Tim Hunt
Chief Executive Officer
Hunt Mining Corp.
23800 East Appleway Ave.
Liberty Lake, WA 99019

Re: Hunt Mining Corp.
Form 20-F for the Year Ended December 31, 2014
Filed May 1, 2015
File No. 333-182072

Dear Mr. Hunt:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by amending your filing, by providing the requested information, or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

Form 20-F for the Year Ended December 31, 2014

Property and Equipment, page 12

1. Please insert a small-scale map showing the location and access to each material property pursuant to the Instructions to Item 4.D of Form 20-F.

2. Please disclose the information regarding your land and mineral rights for each of your material properties pursuant to paragraph (b) (2) of Industry Guide 7. If you have identified properties in your filing that are not material, include a statement to that effect in your disclosure and clarify your intentions. For each material property include the following information:

- The nature of your ownership or interest in the property.

- A description of all interests in your properties, including the terms of all underlying agreements and royalties.

- An outline of the process by which mineral rights are acquired at the location including details concerning the basis of entitlement and duration of your mineral rights, surface rights, mining claims or concessions.

- An indication of the type of rights or claims such as placer or lode, exploration or exploitation, State or Federal, patented or unpatented, lease or concession.

- Please include certain identifying information, such as the property names, claim numbers, grant numbers, mining concession name or number, and dates of recording and expiration such that your claims may be distinguished from other claims that may exist in the area or your properties. If necessary, include this information as an exhibit to your filing.

- The conditions that must be met to retain your rights, claims or leases, including the quantification and timing of all necessary payments.

- The area of your claims, either in hectares or in acres.

3.   Please disclose the information required under paragraph (b) of Industry Guide 7 for all material properties. For any properties identified that are not material, please include a statement to that effect, clarifying your intentions. For each material property include the following information:

- The location and means of access to your property, including the modes of transportation utilized to and from the property.

- A brief description of the rock formations and mineralization of existing or potential economic significance on the property.

- A description of any work completed on the property and its present condition.

- The details as to modernization and physical condition of the plant and equipment, including subsurface improvements and equipment.

- A description of equipment, infrastructure, and other facilities.

- The total costs incurred to date and all planned future costs.

- The source of power and water that can be utilized at the property.

4. Please expand your disclosure concerning the exploration plans for the properties as required by paragraph (b) (4) (i) of Industry Guide 7. The exploration plan should address the following points:

- Disclose a brief geological justification for each of the exploration projects written in non-technical language.

- Give a breakdown of the exploration timetable and budget, including estimated amounts that will be required for each exploration activity, such as geophysics, geochemistry, surface sampling, drilling, etc. for each prospect.

- If there is a phased program planned, briefly outline all phases.

- If there are no current detailed plans to conduct exploration on the property, disclose this prominently.

- Disclose how the exploration program will be funded.

- Identify who will be conducting any proposed exploration work and disclose their qualifications.

Liquidity and Capital Resources, page 13

5. Please expand your disclosures in future filings to include the following:

- a description of the internal and external sources of liquidity and a brief discussion of any material unused sources of liquidity;

- a statement that, in your opinion, the working capital is sufficient for your present requirements, or, if not, how your propose to provide the additional working capital needed;

- an evaluation of the sources and amounts of your cash flows, including the nature and extent of any legal or economic restrictions on the ability to transfer funds from and between your subsidiaries; and,

- information regarding your material commitments for capital expenditures as of year-end, indication of the general purpose of such commitments, and the anticipated sources of funds needed to fulfill such commitments.

Refer to Item 5B and the Instructions to Item 5 of Form 20-F. In your response, please provide us your proposed disclosures.

<u>Management's Annual Report on Internal Control over Financial Reporting, page 37</u>

6.   On May 14, 2013, COSO issued its updated Internal Control – Integrated Framework (the "Updated Framework"). Please tell us the framework you used – i.e., whether you used the 1992 Framework or the Updated Framework issued in 2013 – and confirm that you will revise future filings to include a report that identifies the version of the COSO Integrated Framework you used in the assessment of your internal control over financial reporting.

<u>Financial Statements</u>

7.   We note you present only two years of audited financial statements and an audit report that covers only the financial statements for the year ended December 31, 2014. Please amend your filing to include audited comparative financial statements that cover the latest three fiscal years as required by Item 8.A.2 of Form 20-F. Please note that you may omit the balance sheet for the earliest of the three years in accordance with Instruction 1 to Item 8.A.2 of Form 20-F, if that balance sheet is not required by a jurisdiction outside the United States. Please ensure to include audit reports (including predecessor's audit report(s)) that cover all financial statements and periods required to be presented, not just the most recent fiscal year. Refer to Item 8.A.2 and 3 of Form 20-F and the related Instructions.

<u>Exhibit 16.1</u>

8.   We note the letter from your former auditor dated March 23, 2015, included as exhibit 16.1, is addressed to Canadian securities regulators and references your notice of change of auditor filed pursuant to National Instrument 51-102. Please obtain a letter addressed to the Commission that references your disclosure pursuant to Item 16F of your Form 20-F, and include this letter as an exhibit to your amended filing. Refer to Item 16F(a)(3) of Form 20-F.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact James Giugliano at (202) 551-3319, or Raj Rajan at (202) 551-3388, if you have questions regarding comments on the financial statements and related matters. You may contact John Coleman, Mining Engineer, at (202) 551-3610 with questions about engineering comments.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and Mining